CAVICO CORPORATION
A Delaware Corporation

CODE OF BUSINESS CONDUCT AND ETHICS FOR MEMBERS OF THE BOARD OF DIRECTORS

The Board of Directors (the "Board") of Cavico Corporation (the” Company") has adopted the following Code of Business Conduct and Ethics (the "Code ") for directors of the Company. This Code is intended to focus the Board and each director on areas of ethical risk, provide guidance to directors to help them recognize and deal with ethical issues, provide mechanisms to report unethical conduct, and help foster a culture of honesty and accountability. Each director must comply with the letter and spirit of this Code.

No code or policy can anticipate every situation that may arise. Accordingly, this Code is intended to serve as a source of guiding principles for directors. Directors are encouraged to bring questions about particular circumstances that may implicate one or more of the provisions of this Code to the attention of the Chairman of the Nominating and Corporate Governance Committee, who may consult with inside or outside legal counsel as appropriate. Directors who also serve as officers of the Company should read this Code in conjunction with the Company's Employee Code of Business Conduct.

1. Director Responsibilities.

The Board represents the interests of stockholders, as owners of a corporation, in optimizing long-term value by overseeing management performance on the stockholders' behalf. The Board's responsibilities in performing this oversight function include a duty of care and a duty of loyalty.

A director's duty of care refers to the responsibility to exercise appropriate diligence in overseeing the management of the Company, making decisions and taking other actions. In meeting the duty of care, directors are expected to:

• Attend and participate in board and committee meetings. Personal participation is required. Directors may not vote or participate by proxy.

• Remain properly informed about the corporation's business and affairs. Directors should review and devote appropriate time to studying board materials.

• Rely on others. Absent knowledge that makes reliance unwarranted, directors may rely on board committees, management, employees, and professional advisors.

• Make inquiries. Directors should make inquiries about potential problems that come to their attention and follow up until they are reasonably satisfied that management is addressing them appropriately.

A director's duty of loyalty refers to the responsibility to act in good faith and in the Company's best interests, not the interests of the director, a family member or an organization with which the director is affiliated. Directors should not use their positions for personal gain.

The duty of loyalty may be relevant in cases of conflict of interest (section 2 below), and corporate opportunities (section 3 below).

2. Conflict of Interest.

Directors must avoid any conflicts of interest between the director and the Company. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Chairman of the Nominating & Corporate Governance Committee.

A "conflict of interest" can occur when a director's personal interest is adverse to - or may appear to be adverse to - the interests of the Company as a whole. Conflicts of interest also arise when a director or a director's family member receives improper personal benefits as a result of his or her position as a director of the Company.

This Code does not attempt to describe all possible conflicts of interest which could develop. Some of the more common conflicts from which directors must refrain, however, are set out below.

• Relationship of Company with third-parties. Directors may not engage in any conduct or activities that are inconsistent with the Company's best interests or that disrupt or impair the Company's relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

• Compensation from non-Company sources. Directors may not accept compensation (in any form) for services performed for the Company from any source other than the Company.

• Gifts. Directors and their family members may not accept gifts from persons or entities who deal with the Company in those cases where any such gift is being made in order to influence the directors' actions as a member of the Board, or where acceptance of the gifts could create the appearance of a conflict of interest.

• Personal use of Company assets. Directors may not use Company assets, labor or information for personal use unless approved by the Chairman of the Board or as part of a compensation or expense reimbursement program available to all directors.

3. Corporate Opportunities.

Directors are prohibited from: (a) taking for themselves personally opportunities related to the Company's business; (b) using the Company's property, information, or position for personal gain; or (c) competing with the Company for business opportunities, provided, however, if the Company's disinterested directors determine that the Company will not pursue an opportunity that relates to the Company's business, a director may do so.

4. Confidentiality.

 NASDAQ Rule 4200(a) (14) defines “family member" to include a person's spouse, parents, children and siblings, whether by blood, marriage or adoption, and anyone residing in the person's home.

Directors should maintain the confidentiality of information entrusted to them by the Company and any other confidential information about the Company that comes to them, from whatever source, in their capacity as a director, except when disclosure is authorized or legally mandated. For purposes of this Code, "confidential information" includes all non-public information relating to the Company.

5. Compliance with Laws, Rules and Regulations; Fair Dealing.

Directors shall comply, and oversee compliance by employees, officers and other directors, with laws, rules and regulations applicable to the Company, including insider trading laws. Transactions in Company securities are governed by the Company's Insider Trading Policy.
Directors shall oversee full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with or submits to the Securities and Exchange Commission, and other public communications.

Directors shall oversee fair dealing by employees and officers with the Company's customers, suppliers, competitors and employees.

6. Encouraging the Reporting of Any Illegal or Unethical Behavior.

Directors should promote ethical behavior and take steps to see that the Company:

(a) encourages employees to talk to supervisors, managers and other appropriate personnel when in doubt about the best course of action in a particular situation; (b) encourages employees to report violations of laws, rules; and (c) informs employees that the Company will not allow retaliation for reports made in good faith.

7. Compliance Procedures; Waivers.

Directors should communicate any suspected violations of this Code promptly to the Chairman of the Board or the Chairman of the Nominating and Corporate Governance Committee. Violations will be investigated by the Board or by a person or persons designated by the Board and appropriate action will be taken in the event of any violations of the Code.

Any waivers of this Code may only be granted by the Board or the Chairman of the Board. Waivers will only be granted in exigent circumstances and will be disclosed promptly to stockholders.

ACKNOWLEDGEMENT

I acknowledge that I have received and read a copy of the Company’s CODE OF BUSINESS CONDUCT AND ETHICS FOR MEMBERS OF THE BOARD OF DIRECTORS

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